Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased	Price ($)	Date of Purchase

HOLDCO OPPORTUNITIES FUND V, L.P.

Purchase of Common Stock	36,000	30.9274	08/25/2025
Purchase of Common Stock	34,700	31.3363	08/26/2025
Purchase of Common Stock	37,500	31.4959	08/27/2025
Purchase of Common Stock	35,500	31.4936	08/28/2025
Purchase of Common Stock	33,000	31.3301	08/29/2025
Purchase of Common Stock	35,600	30.9337	09/02/2025
Purchase of Common Stock	39,300	30.9038	09/03/2025
Purchase of Common Stock	30,300	31.4251	09/04/2025
Purchase of Common Stock	35,400	31.1708	09/05/2025
Purchase of Common Stock	34,000	30.9274	09/08/2025